Material Fact Payment of Interest on Capital Itaú Unibanco Holding S.A. announces that its Board of Directors, at the meeting held on this date, approved the payment of Interest on Capital (“IoC”) in the gross amount of BRL 3.99 billion, related to fiscal year 2026, with income tax withholding at a rate of 17.5%¹, as detailed below: Type IoC (gross amount per share) IoC (net amount¹ per share) Payment date ITUB3 and ITUB4²1 BRL 0.36188 BRL 0.298551 By August, 31, 2026 Shareholders of record as of June 18, 2026 will be entitled to receive this remuneration, and the shares will be traded "ex-rights" as of June 19, 2026. If you have any questions, please refer to the Stockholder Remuneration Policy or contact the Investor Relations team through the website www.itau.com.br/relacoes-com-investidores as follows: Menu > Investor Services > Contact IR. São Paulo (SP), May 28, 2026. Gustavo Lopes Rodrigues Investor Relations Officer ¹ Except for the corporate shareholders able to prove that they are immune or exempt from such withholding. ² The amounts of interest on capital are paid equally for common shares (ITUB3) and preferred shares (ITUB4).